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                                December 21, 2020

       William V. Williams
       Chief Executive Officer
       BriaCell Therapeutics Corp.
       Suite 300     235 West 15th Street
       West Vancouver, BC V7T 2X1

                                                        Re: BriaCell
Therapeutics Corp.
                                                            Amendment No. 11 to
Registration Statement on Form F-1
                                                            Filed December 10,
2020
                                                            File No. 333-234292

       Dear Dr. Williams:

              We have reviewed your amended registration statement and have the following comments. In one of our comments, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 11 to Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Tell us why you deleted disclosure throughout the document of the investigator-initiated
                                                        Phase I/IIa study by
Dr. Bhattacharya, and also deleted the related agreement from the exhibits, formerly
Exhibit 10.6. We note results were not anticipated until 2021 and
                                                        2022. Tell us if the
study has been terminated and, if so, why.
       Exhibits

   2. It appears that you deleted the legal opinion, previously filed, from the list of exhibits to the registration
statement. Please include the legal opinion with your next amendment.
 William V. Williams
FirstName LastNameWilliam
BriaCell Therapeutics Corp. V. Williams
Comapany21,
December   NameBriaCell
              2020       Therapeutics Corp.
December
Page 2    21, 2020 Page 2
FirstName LastName
        You may contact Franklin Wyman at (202) 551-3660 or Angela Connell at
(202) 551-
3426 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Avital Perlman